
June 23, 2023

James Sapirstein
Chief Executive Officer and Chairman
First Wave BioPharma, Inc.
777 Yamato Road, Suite 502
Boca Raton, FL 33431

      Re: First Wave BioPharma, Inc.
           Registration Statement on Form S-3
           Filed June 20, 2023
           File No. 333-272783

Dear James Sapirstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Jack Hogoboom, Esq.